Exhibit 5.1

[LETTERHEAD OF COMCAST CORPORATION]

June 17, 2009

Comcast Corporation

One Comcast Center

Philadelphia, Pennsylvania 19103-2838

Ladies and Gentlemen:

I am Senior Vice President, General Counsel and Secretary of Comcast Corporation, a Pennsylvania corporation (the “Company”), and have acted for the Company in connection with the issuance by the Company, pursuant to the Underwriting Agreement dated June 15, 2009 (the “Underwriting Agreement”) among the Company, the Cable Guarantors (as defined below) and Banc of America Securities LLC, Barclays Capital Inc., BNP Paribas Securities Corp. and Wachovia Capital Markets, LLC, as representatives of the several underwriters named therein (the “Underwriters”), of $700,000,000 aggregate principal amount of its 5.70% Notes Due 2019 and $800,000,000 aggregate principal amount of its 6.55% Notes Due 2039 (collectively, the “Notes”). The Notes are to be issued pursuant to the provisions of the Indenture dated as of January 7, 2003 (the “Indenture”) by and among the Company, the Cable Guarantors (other than Comcast MO of Delaware, LLC) and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of March 25, 2003 by and among the Company, the Cable Guarantors and the Trustee, and guaranteed (the “Cable Guarantees”) on an unsecured and unsubordinated basis by Comcast Cable Communications, LLC (formerly known as Comcast Cable Communications, Inc.), Comcast Cable Communications Holdings, Inc., Comcast Cable Holdings, LLC, Comcast MO Group, Inc., and Comcast MO of Delaware, LLC (formerly known as Comcast MO of Delaware, Inc.) (the “Cable Guarantors”).

Comcast Corporation	2	June 17, 2009

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments as I have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, I am of the opinion that:

1. The Indenture has been duly authorized, executed and delivered by the Company.

2. The Notes have been duly authorized by the Company.

I am a member of the Bar of the Commonwealth of Pennsylvania and the foregoing opinion is limited to the laws of the Commonwealth of Pennsylvania and the federal laws of the United States of America.

I hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K filed by the Company on the date hereof and its incorporation by reference into the Company’s registration statement on Form S-3 (File No. 333-158816). In addition, I consent to the reference to my name under the caption “Legal Matters” in the prospectus, which is a part of the registration statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without my prior written consent.

Very truly yours,

/s/ Arthur R. Block Arthur R. Block